Turning Insights into Hope
April 9, 2009
VIA FACSIMILE (202-772-9203) AND EDGAR
Peggy Kim, Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Spectrum Pharmaceuticals, Inc.
Schedule TO-I
Filed March 23, 2009
File No. 05-49329
Dear Ms. Kim:
     Set forth below are the responses of Spectrum Pharmaceuticals, Inc. (the “Company”) to the Staff’s comments made by letter dated April 1, 2009 (the “Comment Letter”), in connection with the Company’s Issuer Tender Offer on Schedule TO-I (File No. 05-49329) filed on March 23, 2009 (the “Schedule TO-I”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.
Offer to Purchase
1. We note that you are relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). One of the conditions of that exemptive order is that the securities offered in the exchange offer will be issued under an employee benefit plan and the offer is conducted for compensatory purposes. Please advise us of your legal analysis for allowing security holders who tender to use the proceeds to purchase shares of common shares directly from you concurrently with the tender offer when the global exemptive order is limited to securities issued under an employee benefit plan. Please also explain to us the compensatory purpose of the concurrent share purchase.
Company Response:
     Based on telephone discussions with the Staff, we have revised the terms of the Offer to Purchase to remove all terms or references to the share purchase program. The share purchase program may occur at a time yet to be determined in the future. The tender offer is solely a cash for options program.

2. We note that if a security holder decides to use the proceeds received from the cash payment to purchase shares of common stock, then the number of shares will calculated based upon the closing price of your common stock three days after expiration. Since security holders will not know the number of shares they will receive in the offer, please tell us how you are complying with the requirement to disclose the amount of consideration being offered. Refer to Item 1004(a)(1)(ii) of Regulation M-A.
Company Response:
      Based on telephone discussions with the Staff, we have revised the terms of the Offer to Purchase to remove all terms or references to the share purchase program. The share purchase program may occur at a time yet to be determined in the future. The tender offer is solely a cash for options program, with a definitive amount of consideration, thus complying with the requirement in Item 1004(a)(1)(ii) of Regulation M-A.
Summary of Terms, page 1
When will I receive my Cash Payment, page 2
3. We note that you will pay “as soon as practicable following expiration.” Please revise, here and throughout your document, or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities “promptly” after the termination of the offer.
Company Response:
     We have revised the document throughout to provide that we will pay the cash payment promptly, within three business days following the termination or expiration of the offer. We believe this is consistent with the Staff's guidance under Rule 14e-1(c) to provide prompt payment.
The Offer, page 7
General; Eligibility, page 7
4. Explain to us the purpose of the language that any determination by you concerning the terms of the offer “will be final and binding on all parties.” Please delete this language, here and throughout your document, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Company Response:
     The purpose of including the language "will be final and binding on all parties" is to clarify for the participants in the offer that, as part of the offer, the determination as to, among other things, eligible employees and eligible options is to be made by the Company, in its sole discretion. We respectfully note that this concept is commonly incorporated into issuer tender offers, in particular option tender offers such as this transaction, and has been widely accepted by the Staff in the past. For example, see Bradley Pharmaceuticals, Inc., filed on January 17, 2008, Sonic Solutions, Inc., filed on November 26, 2008, and Red Robin Gourmet Burgers, Inc., filed on January 14, 2009. However, we have noted in the disclosure relating to the Conditions to the Completion of the Offer that "Any determination we make concerning the events described in this Section III.9 may be challenged by an eligible option holder only in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons." See page 16 of the Amended Offer to Purchase.
Offer Expiration Time, page 8
5. Please remove the references to a subsequent offering period throughout your document, since this is an issuer tender offer subject to Rule 13e-4, rather than a third-party tender offer subject to Regulation 14D. Refer to Section II.G.1. of SEC Release 33-7760.
Company Response:
     We have removed throughout the document all references to a subsequent offering period.
Acceptance of and Payment for Eligible Options, page 13
6. We note that payment will be made through the payroll system. In addition, we note that the Share Purchase will be completed three business days after expiration. Please advise us of how you are complying with the prompt payment requirement in Rule 14e-1(c). Refer to Section II.D. of SEC Release No. 34-43069.
Company Response:
     We have revised the document throughout to note that we will pay the cash payment in connection with the tender offer, within three business days following the termination or expiration of the tender offer. Payment will occur through our normal payroll system but will occur promptly, within three business days following the expiration of the tender offer. As we have previously discussed above, we have removed all terms or references to the share purchase program. As also noted above, we believe the payment within three business days upon expiration of offer is consistent with the Staff's guidance on prompt payment under Rule 14e-1(c).
Conditions to Completion of the Offer, page 15
7. We note in the last paragraph of this section your disclosure relating to your failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding supplementally.

Company Response:
     We supplementally confirm our understanding that our decision to proceed with the offer if one of the conditions to the offer is triggered may constitute a waiver of the triggered condition and, depending upon the materiality of the waived condition and the number of days remaining in the offer, we may be required to extend the offer and recirculate new disclosure to security holders.
Additional Information, page 20
8. Please refer to the first full paragraph on page 21. We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.
Company Response:
     We have revised the disclosure in the first full paragraph on page 21 to state that the Schedule TO will be amended to incorporate subsequently filed documents and reports.
Miscellaneous; Forward-Looking Statements, page 22
9. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to this offer.
Company Response:
     We have removed the reference to the Private Securities Litigation Reform Act of 1995.
Exhibit 99(a)(3)
10. We note that in the last full paragraph of the letter of transmittal you require security holders to represent that they have read the offer documents. Please revise to omit the term “read” from this paragraph since it implies that security holders may waive their rights under the federal securities laws.
Company Response:
     We have removed the language from the last full paragraph of the letter of transmittal that he or she has “read” the Offer.
     In providing its responses to the Staff’s comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 788-6700, or Michael A. Hedge, the Company’s legal counsel, at (949) 725-4190.

Very truly yours, SPECTRUM PHARMACEUTICALS, INC.
/s/ William Pedranti
William Pedranti, Esq.
Vice President and General Counsel

cc:	Shyam Kumaria, Vice President, Finance Michael A. Hedge, Esq., Stradling Yocca Carlson & Rauth M. Vincent Cangolosi, Esq., Stradling Yocca Carlson & Rauth